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                              EMPLOYMENT AGREEMENT

      Agreement dated as of November 24, 1997 between PRT Group Inc., a Delaware Corporation (the "Company"), with its principal office at 342 Madison Avenue, New York, New York 10173, and Lowell W. Robinson, the employee ("Employee") residing at 470 West End Avenue, New York, New York 10024.

      The parties agree as follows:

      1. (a) The Company shall employ the Employee as Executive Vice President of Finance and Administration and Chief Financial Officer of the Company to carry out the duties and responsibilities more fully described in Exhibit A and as shall from time to time be assigned to him by the Company's Chief Executive Officer and President commensurate with his position as Executive Vice President of Finance and Administration and Chief Financial Officer. The Employee accepts such employment and agrees to devote his full time and effort to the business and affairs of the Company. The Employee shall carry out such duties at the Company's principal office at the address set forth above.

            (b) The term of Employee's employment shall commence on November 24, 1997 and terminate on the fourth anniversary thereof, unless sooner terminated pursuant to the provisions set forth below in paragraph 2 (the "Term"). Commencing on the fourth anniversary date of this Agreement, and on each anniversary thereafter, the Term shall automatically be extended for one additional year unless either party shall have notified the other party 180 days prior to such date that it does not wish to extend the Term.

            (c) The Company shall pay the Employee for all services to be rendered by him to the Company the compensation set forth in Exhibit B, payable during the Term in accordance with the Company's payroll practices for employees as in effect from time to time, but not less often than monthly.

            (d) During the Term, the Employee shall be entitled to receive reimbursement in accordance with the Company's established policies and procedures for all reasonable expenses incurred by him in connection with performance of his duties hereunder.

2. (a) If, during the Term, the Employee is unable to perform his duties hereunder on account of illness, accident or other physical or mental incapacity, as determined by an independent medical doctor, and such illness or other incapacity shall continue for a period of more than three consecutive months or four months out of any twelve month period, the Company shall have the right, on one month's written notice (given after such period) to Employee, to terminate this Agreement. In such event, the Company shall be obligated to pay to Employee his base salary, provide Employee health benefits and shall treat Employee's Stock Options (as defined in Exhibit B hereto) as follows: (i) if such termination occurs during the first year of the Term, the Company shall continue to pay Employee his base salary and provide health benefits, including medical insurance, life insurance and accidental death and dismemberment insurance, and $10,000 (after tax) to cover the costs of Employee's prior disability and life insurance premiums (each as set forth on Exhibit B hereto) (collectively,

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"Health Benefits"), for a period of 12 months and, if the Stock Option Value (as hereafter defined) is equal to less than $2,000,000, an additional number of Stock Options shall immediately vest such that the aggregate Stock Option Value is equal to $2,000,000; if such termination occurs during the second year of the Term, the Company shall continue to pay Employee his base salary and provide Health Benefits hereunder for a period of 12 months and, if the Stock Option Value is equal to less than $3,000,000, an additional number of Stock Options shall immediately vest such that the aggregate Stock Option Value is equal to $3,000,000; and (iii) if such termination occurs during the third or fourth year of the Term, the Company shall continue to pay Employee his base salary hereunder and provide Health Benefits for a period of eighteen (18) months. As used herein, the term "Stock Option Value" shall mean the value computed by (A) multiplying the number of Employee's then vested Stock Options on the date of termination by the closing price of the Company's common stock on the NASDAQ NMS on the date immediately preceding the date of termination (unless Employee is prevented from trading any securities of the Company on the date of termination due the Company's standard trading prohibition policies and procedures, in which case the Stock Option Value shall be determined on the first day after such trading prohibition is lifted), and (B) deducting an amount equal to the exercise price of the vested Stock Options multiplied by the number of vested Stock Options on the date of termination. Other than as set forth in is paragraph, the Company shall have no further obligation to Employee hereunder other than accrued but unpaid obligations. However, if, prior to the date specified in such notice, the Employee's illness or incapacity shall have terminated and he shall have taken up the performance of his duties hereunder, the Employee shall be entitled to renew his employment and receive the compensation payable hereunder as though such notice had not been given.

      (b) The Company may terminate the Employee's employment with the Company and all rights and obligations of the parties hereunder except with regard to this contract by a one (1) month prior written notice. Upon such a termination Without Cause the Company shall provide Employee with the following: (i) if such termination Without Cause occurs during the first year of the Term, the Company shall continue to pay Employee his base salary hereunder and provide Health Benefits for a period of 12 months and, if the Stock Option Value is equal to less than less than $2,000,000, an additional number of Stock Options shall immediately vest such that the aggregate Stock Option Value is equal to $2,000,000; (ii) if such termination Without Cause occurs during the second year of the Term, the Company shall continue to pay Employee his base salary hereunder and provide Health Benefits for a period of 12 months and, if the Stock Option Value is equal to less than less than $3,000,000, an additional number of Stock Options shall immediately vest such that the aggregate Stock Option Value is equal to $3,000,000; and (iii) if such termination Without Cause occurs during the third or fourth year of the Term, the Company shall continue to pay Employee his base salary and provide Health Benefits hereunder for a period of eighteen (18) months. Notwithstanding the foregoing, a termination Without Cause shall include, without limitation, (w) any demotion resulting in a material adverse change in the duties or reporting relationships of the Employee set forth on Exhibit A hereto, (x) movement of the Company's principal offices (as set forth in the first paragraph of this Agreement) in excess of fifty miles, (y) after the initial public offering of the Company's securities, the Employee providing the services set forth on Exhibit A to any entity other than the Company or the ultimate parent entity of the Company which is the public company, or (z) Employee's voluntary termination upon the occurrence and continuance of any of the foregoing clauses (w),


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(x) or (y). Other than the payments set forth in this Section 2(c), the Company shall have no further obligation to Employee hereunder, other than accrued but unpaid obligations, in the event of a termination Without Cause.

            (c) If the Company does not intend to renew Employee's employment at the end of the Term or any extension of the Term pursuant to paragraph 1(b) hereof, the Company shall give Employee 180 days prior written notice and shall continue to pay Employee his base salary hereunder and provide Health Benefits for a period of 12 months after the date of termination.

            (d) The Employee may terminate the Employee's employment with the Company and all rights and obligations, other than accrued but unpaid obligations, of the parties hereunder except with regard to this contract by a one (1) month prior written notice to the other.

            (e) The Company shall have the right to terminate this Agreement and Employee's employment by the Company immediately for justifiable Cause, which is limited to (i) 30 days after delivery of written notice of a material breach by Employee of any material provision of this Agreement, during which 30 day period Employee may cure such breach and upon such cure such notice shall be withdrawn,
(ii) any act of fraud, misappropriation of funds or embezzlement by the Employee in connection with his employment thereunder, and (iii) action by Employee constituting willful malfeasance having a materially adverse effect on the Company. Upon such termination, the company shall have no further obligations to Employee hereunder other than accrued but unpaid obligations.

              (f) If there shall occur a Change in Control (as hereinafter defined) of the Company and, within six (6) month before or after such Change in Control, there occurs (i) the Employee's termination Without Cause, (ii) any demotion resulting in a material adverse change in the duties or reporting relationships of the Employee set forth on Exhibit A hereto, (iii) such duties being provided to any entity other than the ultimate parent of the surviving entity of such transaction, (iv) movement of the Company's principal offices (as set forth in the first paragraph of this Agreement) in excess of fifty miles, or
(v) Employee's voluntary termination upon the occurrence and continuance of any of the foregoing clauses (ii), (iii) or (iv), all of the Employee's Stock Options shall immediately vest and be exercisable and Employee shall be entitled to twenty four (24) months severance, bonus and applicable benefits. A "Change in Control" as used herein shall mean any (x) merger, consolidation or amalgamation of the Company with another entity in which the shareholders of the Company prior to such transaction hold less than 51% of the voting power of the securities of the surviving entity after such transaction, (y) sale of all or substantially all of the Company's assets, or (z) tender offer or other transaction or series of related transactions which results in any entity (other than The Mellinger Group LLC) holding in excess of 51% of the voting power of the securities of the Company outstanding immediately after such tender offer, transaction or series of related transactions.

      3. Employee agrees with the Company that Employee will not during or after the Term disclose to anyone (except to the extent reasonably necessary for Employee to perform his duties hereunder) any "confidential information" as such term is hereinafter qualified concerning the business or affairs of the Company which Employee may have acquired in the course of or as incident to his employment or prior dealings with the Company, including, without limitation, customer lists, business or trade secrets of, or methods or techniques used by, the Company or any information concerning its customers. For purposes of this Section, confidential information


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shall not include information which (i) is known to the public prior to the date of communication thereof by the Employee, (ii) becomes known to the public thereafter other than through communications by Employee, or (iii) becomes known to Employee subsequent to the date of his termination of employment with the Company. In the event that Employee is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand, any informal or formal investigation by any state, local or foreign government or governmental agency or authority or otherwise) to disclose any confidential information, Employee will notify the Company promptly so that the Company may seek a protective order or other appropriate remedy or, in its sole discretion, waive compliance with the terms hereof. Employee agrees not to oppose any action by the Company to obtain any protective order or other appropriate remedy. In the event that no such protective order or other remedy is obtained, or that the Company waives compliance with the terms hereof, Employee will furnish only that portion of the confidential information which Employee is advised by counsel is legally required and Employee will exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the confidential information.

      4. (a) Employee acknowledges that his services and responsibilities are of unique and particular significance to the Company and that his position with the Company will give him a close knowledge of its policies and trade secrets. Employee agrees as follows: If prior to the expiration of the Term, he voluntarily resigns his employment with the Company or the Company terminates his employment for Cause, Employee will not, directly or indirectly, on behalf of himself or others, commencing with the date of termination and ending one year after the termination date, (A) compete directly or indirectly for any Company business opportunity that he knew about through his employment with Company, whether as an officer, director, employee, partner, investor, or agent of any company, (B) solicit or attempt to solicit any employee of the Company to terminate his or her employment by the Company, or (C) induce or attempt to induce any customer or independent contractor of the Company to terminate its relationship with or to take any action that would be disadvantageous to the business of, the Company. Notwithstanding the foregoing, the Employee may own solely as a passive investor up to 5% of the equity securities of any company which has a class of securities that are publicly traded.

          (b) Employee acknowledges that the provisions of this Section are reasonable and necessary for the protection of the Company, and that each provision and the period of time, geographic areas and types and scope of restrictions on the activities specified herein are, and are intended to be, divisible. If any provision of this Section, including any sentence or part hereof, shall be deemed contrary to law or invalid on unenforceable in any respect by a court of competent jurisdiction, the remaining provisions shall not be affected, but shall, subject to the discretion of such court, remain in full force and effect and any invalid and unenforceable provisions shall be deemed, without further action on the part of the parties hereto, modified and limited to the extent necessary to render this valid and enforceable. The parties acknowledge that the Company shall be entitled to all remedies provided for at law or in equity, including without limitation, an injunction to enforce the provisions of this Section. This Section shall not be the exclusive remedy available to the Company in the event of breach of this Agreement and the


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rights and remedies provided for in this Section shall be in addition to all other rights and remedies available to the Company.

      5. Employee represents and warrants to the Company that he is not under any obligation of a contractual or other nature to any person, firm or corporation other than the Company which would be inconsistent or in conflict with this Agreement at the time Employee works on a full time basis with Company.

6. (a) This Agreement contains the entire agreement between the parties hereto, supersedes and nullifies all prior understandings, promises and undertakings, if any, made orally or in writing by or on behalf of the parties with respect to the subject matter hereof, and may not be modified or terminated orally. This Agreement shall be construed and governed in accordance with the laws of the State of New York.

(b) Except with respect to suits brought by third parties against the Employee and/or the Company, any controversy or dispute between the Employee and the Company with respect to the application or interpretation of the terms of this Agreement shall be determined by arbitration in the City of New York in accordance with the rules of the American Arbitration Association then obtaining, provided, however:

            (i) Discovery shall be limited to three depositions for each party, two interrogatories, and no more than 25 requests by each party for production of documents,

            (ii) The arbitrators shall have the power to issue subpoenas for the attendance of witnesses and subpoenas duces tecum for the production of documents.

            (iii) Witnesses shall be entitled to receive fees and mileage,

            (iv) The arbitrators shall decide the dispute in accordance with applicable substantive law, and

            (v) The decision shall include a determination of all the issues submitted to the arbitrators (including claims of offset), the decision of which is necessary to determine the controversy. Any decision made in accordance with such issues shall be binding on all parties in interest and judgment on the award rendered may be entered in any court having jurisdiction thereof.

      The arbitration panel shall be composed of three members, one designated by the Company, one designated by the Employee and the third designated jointly by the Company and the Employee, or, failing to agree on such third arbitrator, by the Company and Employee designated arbitrators. The cost of the arbitration shall be paid by the non-prevailing party; provided, however, each party shall bear the expenses of its own attorneys.

          (c) This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and the Employee and his heirs, executors, administrators and legal representatives, but no right or responsibility the Employee hereunder may be assigned, pledged or encumbered by him without the written consent of the Company.


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          (d) Any notice referred to herein shall be sufficient if furnished in writing, and delivered in person or mailed by overnight courier or certified mail (return receipt requested) to the respective parties at his address set forth above or such other address as either party from time to time shall designate in writing.




              IN WITNESS WHEREOF, the parties have executed this Agreement as of the data first above written.


PRT Group Inc.


BY: /s/ Douglas K. Mellinger             /s/ Lowell W. Robinson
   ----------------------------          ------------------------------
   Douglas K. Mellinger                  Lowell W. Robinson
   Chief Executive Officer               Employee


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EXHIBIT A

JOB DUTIES AND RESPONSIBILITIES

Lowell W. Robinson will assume the official title of Executive Vice President of Finance and Administration and Chief Financial Officer reporting to Douglas K. Mellinger, CEO and President of PRT Group Inc. His responsibilities will include directing, monitoring and controlling the PRT Group's financial and administrative affairs. The duties and responsibilities set forth below represent goals which Mr. Robinson should strive to achieve subject to the need to prioritize his efforts based upon circumstances and available time. The following list of duties, responsibilities and goals is expected to be modified both by formal action and informal course of conduct


Principle Duties and Responsibilities

o     Develop and coordinate the annual operating and capital budgets.

o Supervise preparation for and completion of the annual Audit by Company's Audit firm.

o Oversee and act as principal liaison with respect to the Company's interactions with financial analysts, institutional investors, and shareholders.

o Oversee, from the finance perspective, the Company's proposals to sell equity to the public in an IPO and subsequent secondary offerings of equity or debt.

o Develop and coordinate the Company's Finance and Administration budgets and functions.

o Oversee the preparation and production of Company financial statements, reporting requirements, financial analysis, and financing for mergers and acquisitions.

o Manage the Company's banking and other financial institution relationships to assist in Company financial and administrative preparedness.

o Monitor the financial performance of PRT and its affiliates and their key engagements, including efforts to identify potential problems and recommend resolutions.

o Maintain and periodically update the system of internal controls, which system shall include documentation of key financial policies and procedures.

o Maintain and periodically update an effective accounting operation and system for PRT's global operations; oversee the development and implementation of accounting and reporting systems and policies to be utilized by the PRT Group in general; develop standardized financial accounting and reporting processes to be utilized at all locations. Develop, manage, and seek to improve the efficiency of PRT's current accounting staff.

o Analyze and counsel Company executives on the financial aspects of business expansion or acquisition opportunities.

o Monitor PRT Group's capital needs and seek alternative sources of financing.

o Manage PRT Group's daily cash position, seeking to maximize utilization and control while ensuring that all obligations are met; develop and periodically update a strategy to manage cash balances at all PRT Group locations, seeking to maximize short-term investment opportunities while maintaining a desired level of liquidity.


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o     Periodically analyze PRT Group's corporate structure, seeking to optimize income and other tax savings opportunities; monitor the capital structure and the investment and funds distribution opportunities relating to PRT Group's foreign locations; direct the preparation and filing of all necessary United States, state, local and foreign income, franchise and other tax filings.

o Serve as a focal point for identifying insurance requirements and exposure and arrange for appropriate coverage.

o Hire and terminate Company employees reporting to Employee, with appropriate CEO approval.

Inter-Company and Inter-Departmental Leadership

o     Demonstrate strong verbal and written communication skills.

o Demonstrate effective inter-personal skills in coordination of inter-departmental and inter-company communications.

o Derive methods for and coordinate the education of Company personnel on relevant matters relating to the smooth operation of the finance function.

o Due to PRT's planned expansion, Employee may be assigned to lead or manage selective additional functions as the need arises, subject to the understanding that such additional functions will limit the time which Employee can devote to his other duties and responsibilities.

o Report regularly to the Company's business executives on the financial status of PRT's business and P&L units.

o Arrange for designated managers to be provided with available real time financial information and reports.

o Effectively and efficiently service the internal and external customers of Finance.

o Quarterly feedback on the performance of Finance from the business unit leaders will be sought by the Company. Employee shall evaluate and, as appropriate, integrate the feedback provided to him.


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EXHIBIT B

EMPLOYMENT AGREEMENT ADDENDUM

Salary and Benefits

o Your salary at PRT for the first year of the Term is $200,000 per year. Future raises will be reviewed annually by the CEO in conjunction with the Board of Director's Compensation Committee.

o During the Term, Employee shall be entitled to participate in an executive performance based incentive compensation program developed by the Board of Directors Compensation Committee for the Company's executives. Such participation shall be based on the overall financial and profitable growth of the Company and certain other factors. This compensation will be paid not later than the first quarter of each calendar year.

o PRT will offer its standard personal day policy to you (20 days vacation and 5 days sick time).

o Life and accidental death and dismemberment insurance coverage in the amount of $30,000.00, for which PRT will pay 80% of the cost.

o     Eligibility to participate within PRT's 401(k) Plan.

o You will receive a guaranteed grant of options to purchase shares of PRT common stock ("Stock Options") in 1997 and are eligible to receive additional performance-based stock options each year on a schedule no less favorable than that offered to other executives, and, with respect to 1998, notwithstanding that Employee may not have been employed by the Company for a full year prior to the date of the 1998 Stock Option grant. All Stock Options issued are in accordance with and subject to the terms of the Company's Amended and Restated 1996 Stock Incentive Plan ("Option Plan"). The guaranteed stock options listed below are priced at the 1997 level of $13.00 per share:


                  Immediately receive 175,000 Stock Options with an exercise price of $13.00 per share with PRT vesting schedule GIV (50% vests immediately with such option shares subject to an 18 month lock-up provision starting on the date of grant, 50% vests September 18, 1998 with such option shares subject to a 24 month lock-up provision starting on the date of grant; provided that such lock-up provisions shall automatically end on the date of termination of the Employee).

o During the Term, the Company shall make available for Employee's use an automobile and insurance allowance of $600 per month, in the aggregate.

o During the Term, the Company shall make available a maximum of $10,000 per year to cover the costs of Employee's prior disability and life insurance premiums (which amount shall be grossed up in the amount of any federal, state and local taxes payable).

o During the Term, Employee shall be eligible to participate in all employee benefit plans and arrangements that may be offered from time to time by the Company to its executive level employees, in accordance with the terms and provisions of such plans.


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o     Company will maintain Directors and Officers liability insurance.



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